UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        LEAP WIRELESS INTERNATIONAL, INC.
                        ---------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    521863308
                                    ---------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2004
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D
CUSIP No. 521863308                                           Page 2 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR INSTITUTIONAL PARTNERS II LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  3,340,378
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   3,340,378
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,340,378

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            5.57%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D
CUSIP No. 521863308                                           Page 3 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR INSTITUTIONAL PARTNERS IIA LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  8,415,428
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   8,415,428
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,415,428

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            14.03%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D
CUSIP No. 521863308                                           Page 4 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR INSTITUTIONAL ADVISORS II LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  11,755,806
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   11,755,806
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            11,755,806

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            19.59%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D
CUSIP No. 521863308                                           Page 5 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MARK H. RACHESKY, M.D.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  11,755,806
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   11,755,806
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            11,755,806

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            19.59%

14       Type of Reporting Person (See Instructions)

                  IN

                                                              Page 6 of 13 Pages

Item 1.  Security and Issuer

            This Statement on Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the "Shares") of Leap Wireless International, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 10307 Pacific Center Court, San Diego, California 92121.

Item 2.  Identity and Background

            This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            (i) MHR Institutional Partners II LP ("Institutional Partners II");

            (ii) MHR  Institutional  Partners  IIA LP  ("Institutional  Partners
                 IIA");

            (iii)MHR  Institutional  Advisors  II LLC  ("Institutional  Advisors
                 II"); and

            (iv) Mark H. Rachesky, M.D. ("Dr. Rachesky").

            This Statement relates to the Shares held for the accounts of Institutional Partners II and Institutional Partners IIA.

                              The Reporting Persons

            Institutional   Partners  II  and  Institutional  Partners  IIA  are
Delaware limited partnerships. The principal business of each of Institutional Partners II and Institutional Partners IIA is investment in securities.

            Institutional Advisors II is a Delaware limited liability company. In its capacity as the general partner of each of Institutional Partners II and Institutional Partners IIA, Institutional Advisors II may be deemed to be the beneficial owner of securities held for the accounts of Institutional Partners II and Institutional Partners IIA. The principal business of Institutional
Advisors II is to provide management and advisory services to Institutional Partners II and Institutional Partners IIA. Current information concerning the identity and background of the directors and officers of Institutional Advisors II is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

            Dr. Rachesky is the managing member of Institutional Advisors II. In such capacity, Dr. Rachesky may be deemed to be the beneficial owner of securities held for the accounts of Institutional Partners II and Institutional Partners IIA. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

            Each Reporting Person's principal business address is 40 West 57th Street, 24th Floor, New York, New York 10019.

            During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                              Page 7 of 13 Pages

Item 3.  Source and Amount of Funds or Other Consideration

            On August 16, 2004, the Fifth Amended and Joint Plan of Reorganization dated as of July 30, 2003, including certain technical amendments thereto (the "Plan"), of the Issuer, Cricket Communications, Inc., a wholly-owned subsidiary of the Issuer ("Cricket"), and substantially all of their subsidiaries became effective, and such entities emerged from Chapter 11 bankruptcy proceedings pending in the United States Bankruptcy Court for the Southern District of California (San Diego). Prior to the effectiveness of the Plan, Comm Investors LLC and Geostar Investors LLC, each a Delaware limited liability company wholly-owned by Institutional Partners II and Institutional Partners IIA, held an aggregate of $328,537,370 in secured claims as creditors of the Issuer and its subsidiaries (the "Secured Debt"). Upon the effectiveness of the Plan, the Secured Debt was converted into Shares of the reorganized Issuer and Cricket 13% Senior Secured Pay-in-Kind Notes due August 16, 2011 (the "Senior Notes"). Comm Investors LLC and Geostar Investors LLC immediately transferred such Shares and Senior Notes to Institutional Partners II and Institutional Partners IIA in proportion to their respective ownership interests in Comm Investors LLC and Geostar Investors LLC as follows: (i) 3,340,378 Shares and $20,192,219 principal amount of Senior Notes to the account of Institutional Partners II and (ii) 8,415,428 Shares and $50,870,349 principal amount of Senior Notes to the account of Institutional Partners IIA.

Item 4.  Purpose of Transaction

            Dr. Rachesky was elected as a member of the Board of Directors of the Issuer, effective August 19, 2004. In his capacity as a Director of the Issuer, Dr. Rachesky may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

            All of the Shares reported herein as having been acquired for or disposed of from the accounts of Institutional Partners II and Institutional Partners IIA were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2 hereof, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

            The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

            The percentages set forth herein assume that the Issuer has 60,000,000 Shares outstanding as of the date hereof.

            (a) (i) Institutional Partners II may be deemed to be the beneficial owner of 3,340,378 Shares (approximately 5.57% of the total number of Shares outstanding).

                  (ii) Institutional Partners IIA may be deemed to be the beneficial owner of 8,415,428 Shares (approximately 14.03% of the total number of Shares outstanding).

                  (iii) Each of Institutional Advisors II and Dr. Rachesky may be deemed the beneficial owner of 11,755,806 Shares (approximately 19.59% of the

                                                              Page 8 of 13 Pages

total number of Shares outstanding). This number consists of A) 3,340,378 Shares held for the account of Institutional Partners II and B) 8,415,428 Shares held for the account of Institutional Partners IIA.

            (b) (i) Institutional Partners II may be deemed to have the sole power to direct the voting and disposition of the 3,340,378 Shares for the account of Institutional Partners II.

                  (ii) Institutional Partners IIA may be deemed to have the sole power to direct the voting and disposition of the 8,415,428 Shares for the account of Institutional Partners IIA.

                  (iii) Each of Institutional Advisors II and Dr. Rachesky may be deemed to have the sole power to direct the voting and disposition of 11,755,806 Shares. This number consists of A) 3,340,378 Shares held for the account of Institutional Partners II and B) 8,415,428 Shares held for the account of Institutional Partners IIA.

            (c) Other than as disclosed in Item 3 hereof, there have been no transactions with respect to the Shares since June 27, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

            (d) (i) The partners of each of Institutional Partners II and Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of each of Institutional Partners II and Institutional Partners IIA, as the case may be, in accordance with their respective partnership interests in Institutional Partners II and Institutional Partners IIA.

                  (ii) The members of Institutional Advisors II have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Advisors II in accordance with their membership interests in Institutional Advisors II.

            (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            On August 16, 2004, the Issuer, Institutional Partners II, Institutional Partners IIA and Highland Capital Management, L.P. ("Highland") entered into a Registration Rights Agreement (the "Registration Rights Agreement," a copy of which is incorporated by reference hereto as Exhibit B and is incorporated herein by reference in response to this Item 6). Pursuant to the Registration Rights Agreement, the Issuer granted demand registration rights to Institutional Partners II, Institutional Partners IIA and Highland with respect to the Shares acquired by such entities under the Plan (as defined in Item 3 hereof) and agreed to prepare and file a shelf registration statement covering such Shares. The Issuer is obligated to file this shelf registration statement within 30 days following the issuance by the Issuer's independent public accountants of an audit report concerning the Issuer's "fresh-start" financial statements. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of such document which are incorporated herein by reference.

            As  noted  in  Item  3  hereof,   Institutional   Partners   II  and
Institutional Partners IIA own principal amounts of $20,192,219 and $50,870,349, respectively, of Senior Notes.

                                                              Page 9 of 13 Pages

            From time to time each of the Reporting Persons may enter into derivative securities transactions or other hedging arrangements with respect to securities held for its account. Each Reporting Person may also lend securities held for its account to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

            Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

            The Exhibit Index is incorporated herein by reference.

                                                             Page 10 of 13 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 26, 2004              MHR INSTITUTIONAL PARTNERS II LP

                                    By:      MHR Institutional Advisors II LLC,
                                             its General Partner


                                    By:      /s/ Mark H. Rachesky, M.D.
                                             -----------------------------------
                                             Mark H. Rachesky, M.D.
                                             Managing Member


                                    MHR INSTITUTIONAL PARTNERS IIA LP

                                    By:      MHR Institutional Advisors II LLC,
                                             its General Partner


                                    By:      /s/ Mark H. Rachesky, M.D.
                                             -----------------------------------
                                             Mark H. Rachesky, M.D.
                                             Managing Member


                                    MHR INSTITUTIONAL ADVISORS II LLC

                                    By:      /s/ Mark H. Rachesky, M.D.
                                             -----------------------------------
                                             Mark H. Rachesky, M.D.
                                             Managing Member


                                    MARK H. RACHESKY, M.D.

                                    By:      /s/ Mark H. Rachesky, M.D.
                                             -----------------------------------

                                                             Page 11 of 13 Pages

                                     ANNEX A

           Directors and Officers of MHR Institutional Advisors II LLC


Name/Citizenship        Principal Occupation     Business Address
----------------        --------------------     ----------------

Mark H. Rachesky, M.D.  President and Managing   40 West 57th Street, 24th Floor
(United States)         Member                   New York, New York 10019


Hal Goldstein           Managing Principal       40 West 57th Street, 24th Floor
(United States)                                  New York, New York 10019


            Except as otherwise set forth herein, to the best of the Reporting Persons' knowledge:

                  (a) Other than as disclosed  herein, none of the above persons holds any Shares.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to any Shares.

                                                             Page 12 of 13 Pages

                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------
A.       Joint Filing Agreement,  dated as of August 26, 2004, by
         and  among  MHR   Institutional   Partners  II  LP,  MHR
         Institutional   Partners   IIA  LP,  MHR   Institutional
         Advisors    II    LLC    and    Mark    H.     Rachesky,
         M.D......................................................            13

B.       Registration  Rights  Agreement,  dated as of August 16,
         2004,  by  and  among  the  Issuer,   MHR  Institutional
         Partners II LP, MHR  Institutional  Partners  IIA LP and
         Highland Capital Management, L.P. .......................             *

* Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Leap Wireless International, Inc. with the Securities and Exchange Commission on August 20, 2004.

                                                             Page 13 of 13 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

            The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Leap Wireless International, Inc., dated as of August 26, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  August 26, 2004              MHR INSTITUTIONAL PARTNERS II LP

                                    By:      MHR Institutional Advisors II LLC,
                                             its General Partner


                                    By:      /s/ Mark H. Rachesky, M.D.
                                             -----------------------------------
                                             Mark H. Rachesky, M.D.
                                             Managing Member


                                    MHR INSTITUTIONAL PARTNERS IIA LP

                                    By:      MHR Institutional Advisors II LLC,
                                             its General Partner


                                    By:      /s/ Mark H. Rachesky, M.D.
                                             -----------------------------------
                                             Mark H. Rachesky, M.D.
                                             Managing Member


                                    MHR INSTITUTIONAL ADVISORS II LLC

                                    By:      /s/ Mark H. Rachesky, M.D.
                                             -----------------------------------
                                             Mark H. Rachesky, M.D.
                                             Managing Member


                                    MARK H. RACHESKY, M.D.

                                    By:      /s/ Mark H. Rachesky, M.D.
                                             -----------------------------------